06011413

RECEIVED

2006 MAR -7 A 10:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAE Systems plc

Final Dividend Information

As announced earlier today the directors of BAE Systems plc have proposed a final dividend of 6.3p per ordinary share. Payment is subject to the usual requirement for shareholder approval at the forthcoming Annual General Meeting.

The dividend will be paid on 1 June 2006 to shareholders registered on 21 April 2006. The ex-dividend date is 19 April 2006.

Issued by
BAE Systems plc
London

SUPPL

PROCESSED

MAR 07 2006

THOMSON
FINANCIAL

dlw 3/7

BAE Systems plc
Preliminary results

Results in brief

Results from continuing operations	2005	2004[1]
Sales[2]	**£15,411m**	£13,222m
EBITA[3]	**£1,182m**	£1,016m
Operating profit	**£900m**	£774m
Underlying earnings per share[4]	**22.5p**	17.4p
Basic earnings per share[5]	**18.3p**	14.2p
Other results including discontinued operations		
Dividend per share	**10.3p**	9.5p
Cash inflow from operating activities	**£2,099m**	£2,350m
Net debt as defined by the Group	**£1,277m**	£668m
Order book[6]	**£59.8bn**	£50.1bn

Highlights

- Delivering US growth strategy
- Global land systems business established
- Programmes business profitability and risk profile improved
- Growth from UK MoD partnered support
- European business portfolio restructuring
- Strong Airbus order intake
- Strong operating cash flow
- Underlying earnings per share[4] up 29.3% at 22.5p
- Dividend increased 8.4% to 10.3p per share for the year

Outlook

Looking forward to 2006, we anticipate an improved performance from our defence businesses with modest organic growth and a full year contribution from the former United Defense activities. We also anticipate an increased contribution from the commercial aerospace sector.

We expect to translate operating profit into operating cash flow, other than some small utilisation of customer advances. We intend to make one-off cash contributions to the pension schemes in 2006.

1 as restated under International Financial Reporting Standards
2 including share of equity accounted investments' sales
3 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
4 earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 5)
5 basic earnings per share in accordance with International Accounting Standard 33
6 including share of equity accounted investments' order books and after the elimination of intra-group orders of £0.9bn (2004 £2.6bn)

BAE Systems has performed well against its objectives in 2005. Financial results have been delivered in line with plan and further significant steps have been taken to implement the Company's strategy. In particular, the acquisition of United Defense builds on the Company's strong defence technology business in the United States and complements its established position as the largest defence company in the UK and Europe.

The United Defense acquisition has elevated BAE Systems to the second largest supplier in the global land systems market. The former United Defense activities have been integrated with BAE Systems Land Systems, which comprised the former RO Defence and Alvis activities including Hagglunds. Integration of these operations has resulted in a single US headquartered global land systems business with operations in the US, UK, Sweden and South Africa.

In 2005, the Company has continued to improve performance through a combination of good project execution, cost and productivity improvements within the business operations together with the benefit of actions over recent years to eliminate inappropriate risk and improve returns, especially in its UK Ministry of Defence (MoD) Programmes business.

Sales[1] increased 17% from £13,222m to £15,411m. The growth reflects sales of £789m from the acquired United Defense business together with the benefit of 2004 acquisitions and increased deliveries across the majority of the Group. This was partially offset by the impact of the reduced Saab shareholding.

EBITA[2] increased 16% from £1,016m to £1,182m. EBITA has been reduced by rationalisation provisions of £89m and is stated after United Defense acquisition accounting adjustments of £44m. Losses at Regional Aircraft amounted to £95m.

Underlying earnings per share[3] from continuing operations for 2005 increased by 29.3% to 22.5p compared with 2004. Basic earnings per share, in accordance with IAS 33, from continuing operations increased by 28.9% to 18.3p (2004 14.2p).

The outlook for the UK Programmes business is now good. Following agreement on the way forward for the Typhoon programme, it is now making a significant contribution to the Company's performance. Other UK platform programmes such as the Type 45 destroyer, Nimrod MRA4, Hawk and Astute submarine are also expected to progress to make good contributions when they transition from design to production.

Alongside the good operational execution now being delivered we continue to strive to further embed a high performance culture across the Company. The formation of the Centre for Performance Excellence will help ensure consistency of performance measurement and provide leadership and focus for the sharing of best practice across the Company. In December, the Company welcomed the publication by the UK government of a Defence Industrial Strategy following extensive consultation with industry. The strategy paper recognises the need for government and industry to work in partnership to secure the best technologies to meet the needs of the UK's armed forces. The paper also identifies the skills and capabilities required to equip and support the UK armed forces whilst ensuring the UK maintains a world class defence industry. BAE Systems recognises that implementing the Defence Industrial Strategy sets challenges for both the MoD and industry.

Addressing pension deficits is a challenge. Reduced discount rates used to value scheme liabilities and the need to address changes in assumptions for increased life-expectancy combined to create a significant deficit in the funding of the Company's pension schemes.

The Company has recently finalised a plan for the largest of its funds, the Main Scheme. The plan addresses the deficit through increased contributions and benefit concessions from employee scheme members and contributions of cash and property assets from the Company. These actions enable the Company to maintain this defined benefit pension scheme for existing scheme members, at a cost acceptable to the Company, eliminating the substantial funding deficit and introducing flexibility into the benefit structure to self fund any further increases in employee longevity going forward.

A continuing success for the Company is the provision of defence support solutions. The Company has a large and growing business providing support for armed forces and government agencies. Through-life support and upgrades for in-service defence equipment is expected to become an increasingly important activity for BAE Systems as air, naval and land sector platforms are expected to remain in service for many decades and require progressive upgrades in capability with advances in technology.

In partnership with the MoD's Defence Logistics Organisation (DLO) the Company has continued to develop and grow its support solutions activities for the UK's armed forces. The successful delivery of cost savings, together with improved equipment availability across a number of pilot air systems activities, has enabled the Company to broaden the scope of its DLO support activities to the UK land sector. Further support opportunities have been identified with the potential to deliver further cost savings and improved system availability for the UK customer and to deliver future profitable growth for the benefit of shareholders.

BAE Systems continues to provide extensive support in Saudi Arabia, principally to the Royal Saudi Air Force, building on a relationship spanning several decades. BAE Systems employ some 4,600 people within the Kingdom on wide-ranging activities including flying training and support for aircraft previously supplied. The Company has recently invested in facilities to enhance in-kingdom capability for the maintenance and sustainment of capability of in-service aircraft.

In December 2005, the governments of the Kingdom of Saudi Arabia and the UK signed an Understanding Document, intended to establish a greater partnership in modernising the Saudi Arabian Armed Forces and developing close service-to-service contacts especially through joint training and exercises. Under the terms of the Understanding, the two governments recognise the requirement to provide enhanced capabilities to existing military assets and ensure that they can

be supported by local industry. It is also intended that Typhoon aircraft will replace Tornado Air Defence Variant aircraft and other aircraft in service with the Royal Saudi Air Force. The details of these arrangements are confidential.

Support is also now a substantial component of the Company's business in the US. Following the acquisition of United Defense, its marine repair business has been added to the Company's established US Navy and federal systems support activities to form an integrated support solutions business in the US.

Drawing on the depth of experience now residing on both sides of the Atlantic, a cross-company support solutions council has been formed to share best practice.

A number of actions have been taken to rationalise the Company's portfolio of activities in Europe and to manage non-strategic businesses for optimum value.

In March 2005, BAE Systems agreed a reduced involvement in marketing the Gripen combat aircraft and reduced its equity interest in Saab AB from 34.2% to 20.5%.

Under the Eurosystems transaction, completed in April 2005, the AMS joint venture was restructured with BAE Systems acquiring the UK based operations of AMS and Finmeccanica acquiring the Italian operations. In a related transaction BAE Systems sold its UK based sensor systems and electronic warfare avionics activities to Finmeccanica. The agreement includes the deferred sale of a retained 25% interest in the resulting enlarged avionics business, Selex. The wholly owned UK activities of the former AMS business have been combined with BAE Systems' other C4ISR[5] activities to form Integrated System Technologies (Insyte).

The integration of systems into digital networks, or Network Enabled Capability (NEC), is transforming defence capabilities.

Insyte is working in partnership with the UK MoD, to deliver transformational capabilities to the UK armed forces through the application of emerging NEC technologies.

The sale of Atlas Elektronik, the naval electronics business based in Germany, jointly to ThyssenKrupp and EADS was agreed in December 2005 and is expected to complete in the first half of 2006, subject to regulatory approval.

BAE Systems has valuable interests in the MBDA guided weapons joint venture and Airbus.

MBDA continues to perform well with good order intake. A further step in the consolidation of the European guided weapons industry was achieved with the agreement to fully integrate the German missile business LFK into MBDA.

Airbus produced another strong financial performance despite a continued high level of investment in new product development. Order intake was substantially ahead of plan, benefiting from strength in a number of markets including China, India and the Middle East. Aircraft demand has also been stimulated by the enhanced operating economics of new products such as the A380 and A350 airliners now under development.

Cash inflow from operating activities was £2,099m (2004 £2,350m).

Operating business cash flow was £1,937m (2004 £2,134m). Good conversion of EBITA[2] to operating cash flow was experienced across much of the Group together with the cash benefits of securing advance payments at Land & Armaments and programme debt reduction at Customer Solutions & Support.

Free cash flow, after interest, preference dividends and taxation, was £1,758m (2004 £1,924m).

The net cash outflow on acquisitions and disposals was £1,548m. In addition, debt acquired on acquisitions was £288m. During the year the Group completed the acquisition of 100% of the issued share capital of United Defense Industries, Inc, in the US, for a total consideration of £2,205m. In addition the Group completed the Eurosystems transaction, resulting in a net cash inflow of £402m.

Finance costs, including the Group's share of the finance costs of equity accounted investments, were £215m (2004 £176m). The underlying interest charge of £210m (2004 £200m) was increased by a net charge of £5m (2004 gain £24m) arising from pension accounting, marked to market revaluations of financial instruments and foreign currency movements.

The net debt of the Group at 31 December 2005 was £1,277m, an increase of £326m from £951m at the start of the year, after adjusting for IAS 32 and IAS 39. Interest cover based on EBITA[2] decreased from 5.8 times to 5.5 times.

The Group's effective tax rate for the year was 29% (2004 32%).

The tax rate in the 2006 financial year is expected to be in line with 2005.

The Board is recommending a final dividend of 6.3p per share (2004 5.8p), bringing the total dividend for the year to 10.3p per share (2004 9.5p), an increase of 8.4%. The proposed dividend is covered 2.2 times by earnings[3] from continuing operations (2004 1.8 times).

In summary, BAE Systems has had a good year, delivering a strong set of financial results and meeting its overall objectives for 2005.

BAE Systems is successfully executing its strategy and has further strengthened its position in the US, restructured its portfolio of business interests in Europe and, through a combination of factors now has a much enhanced outlook for the business in the UK. Shareholder value is being delivered by the premier transatlantic defence and aerospace company.

The Company is now very well balanced, not overly dependent on any one sector but generating good returns for shareholders from a broad base of operations in the world's key defence and aerospace markets.

"The executive team and all employees have demonstrated their ability to deliver results and I applaud their hard work and dedication."

Dick Olver, Chairman

"Financial results have been delivered in line with our plan and further significant steps have been taken to implement the Company strategy."

Mike Turner, Chief Executive

Summarised income statement from continuing operations

	2005	2004[4]
	£m	£m
Sales[1]	**15,411**	13,222
EBITA[2] – subsidiaries	**809**	668
EBITA[2] – equity accounted investments	**373**	348
EBITA[2]	**1,182**	1,016
Amortisation	**(77)**	(13)
Impairment	**(45)**	(97)
Net finance costs[1]	**(215)**	(176)
Taxation expense[1]	**(262)**	(273)
Profit for the year	**583**	457
Basic earnings per share	**18.3p**	14.2p
Underlying earnings per share[3]	**22.5p**	17.4p
Dividend per share	**10.3p**	9.5p

Exchange rates

	2005	2004
£/€ – average	**1.462**	1.474
£/$ – average	**1.819**	1.832
£/€ – year end	**1.455**	1.417
£/$ – year end	**1.718**	1.932

Segmental analysis

	Sales[1]		EBITA[2]	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m

Electronics, Intelligence & Support	**3,697**	3,063	**324**	256
Land & Armaments	**1,270**	482	**42**	(8)
Programmes	**2,819**	2,219	**133**	10
Customer Solutions & Support	**2,923**	2,856	**419**	497
Integrated Systems & Partnerships	**1,834**	2,022	**109**	95
Commercial Aerospace	**3,232**	2,924	**179**	201
HQ and other businesses	**69**	73	**(24)**	(35)
Intra-group	**(433)**	(417)	**–**	–
	15,411	13,222	**1,182**	1,016

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 5)
[4] as restated under International Financial Reporting Standards
[5] Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance

Reconciliation of cash flow from operating activities to net debt

	2005 £m	2004 £m
Cash flow from operating activities	**2,099**	2,350
Capital expenditure (net) and financial investment	**(250)**	(285)
Dividends from equity accounted investments	**88**	69
Operating business cash flow	**1,937**	2,134
Interest and preference dividends	**(152)**	(179)
Taxation	**(27)**	(31)
Free cash inflow	**1,758**	1,924
Acquisitions and disposals	**(1,548)**	(550)
Debt acquired on acquisition of subsidiary undertaking	**(288)**	(80)
Proceeds from issue of share capital	**373**	–
Equity dividends paid	**(315)**	(281)
Other non-cash movements	**(52)**	9
Foreign exchange	**(219)**	129
Movement in cash received on customers' account*	**(35)**	(13)
Movement in net debt	**(326)**	1,138
Opening net debt as defined by the Group	**(668)**	(1,806)
Adoption of IAS 32 and IAS 39	**(283)**	–
Closing net debt as defined by the Group	**(1,277)**	(668)

Net debt as defined by the Group

	2005 £m	2004 £m
Other investments – current	**634**	763
Cash and cash equivalents	**2,581**	1,651
	3,215	2,414
Loans – non current	**(3,534)**	(2,113)
Loans – current	**(815)**	(950)
Overdrafts– current	**(90)**	(1)
Loans and overdrafts – current	**(905)**	(951)
Cash received on customers' account* (included within payables)	**(53)**	(18)
	(4,492)	(3,082)
Closing net debt as defined by the Group	**(1,277)**	(668)

Operating business cash flow

	2005 £m	2004 £m
Electronics, Intelligence & Support	**323**	190
Land & Armaments	**168**	60
Programmes	**285**	442
Customer Solutions & Support	**850**	1,102
Integrated Systems & Partnerships	**17**	59

Commercial Aerospace	**327**	226
HQ and other businesses	**(3)**	82
Discontinued businesses	**(30)**	(27)
Operating business cash flow	**1,937**	2,134

**Cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to company performance*

Business Group reviews

Electronics, Intelligence & Support

Business overview

	2005	2004[4]
Sales[1]	**£3,697m**	£3,063m
EBITA[2]	**£324m**	£256m
Cash inflow[3]	**£323m**	£190m
Number of employees[1]	**32,900**	30,000
Order book[1]	**£3.5bn**	£3.1bn

Electronics, Intelligence & Support (EI&S) is headquartered in the US, and is responsible for the former businesses of BAE Systems North America, the group's UK-based displays and inertial systems activities and US marine repair activities. EI&S comprises two businesses, Electronics & Integrated Solutions and Customer Solutions.

During 2005, Electronics, Intelligence & Support achieved EBITA[2] of £324m (2004 £256m) on sales[1] of £3,697m (2004 £3,063m). The business group generated operating cash inflow[3] of £323m (2004 £190m).

Electronics & Integrated Solutions

The Electronics & Integrated Solutions (E&IS) business is a major defence and aerospace electronics business with products and services encompassing:

- Communications, including tactical networking
- Electronic warfare, including electronic protection and information warfare
- Avionics and controls
- Sensors
- Integrated systems

E&IS is an industry leader in a variety of military communications, electronic identification, navigation, and guidance systems. The Company has wide technical expertise in C4ISR[5] and C3I[6] systems and is a provider of network centric warfare solutions to command centres, platforms and individual soldiers in the battle space.

It has a prominent position integrating communications on the US Army's Future Combat System, including provision of an Integrated Global Positioning and Inertial Navigation System for the programme. In 2005 the Company was also selected to provide the new mobile military communications system for the Slovak armed forces.

The Company is a major supplier of integrated avionics systems for military aircraft. Such systems include the electronic countermeasures for the US Air Force's F-22 Raptor, and development of the electronic combat suite for the F-35 Joint Strike Fighter. In 2005 the Company was selected by the US Navy to develop the Tactical Aircraft Directable Infrared Countermeasures (TADIRCM) system and has been successfully flight testing a related Infra red missile countermeasures system for commercial aircraft.

E&IS provides signals and information management solutions for defence and government agencies. Its Diamond Software product family architecture underpins the latest generation of electronic support measures for the UK Shaman communications programme. The Company's radiation hardened computers have guided spacecraft on missions to Mars and to intercept a comet.

As a market leader in advanced information technology, geospatial exploitation software and data production, integration of knowledge-based systems and avionics test equipment, the Company was selected as one of the prime contractors for the US Air Force Mission Planning consolidation in 2005. Another programme, Gridlock, gives the war fighter distinctive advantages with its 'smart imaging' targeting that rapidly generates accurate target coordinates using still or motion imagery from tactical manned and unmanned platforms.

Capabilities in vehicle management, human-machine interface, precision guidance, and power systems provide improved operational safety and enhanced mission effectiveness. Contract awards in 2005 included the digital electronic engine controls for the T700 Engine that will make BAE Systems the leader in the Army helicopter segment.

BAE Systems also provides the HybriDrive propulsion system, used on commercial buses, which improves fuel economy by 35% and dramatically reduces emissions. 500 systems for operation in New York City were ordered in 2005. In a related technology, the US Office of Naval Research selected BAE Systems to develop an on-board power system for the Marine Corps' High-Mobility Multipurpose Wheeled Vehicle (the Humvee).

The Company is a supplier of state-of-the-art infrared, millimetre-wave, and laser technologies for missile seekers, guided munitions, and target designators. It is upgrading the technology for the Theater High Altitude Area Defense (THAAD) seeker for Lockheed Martin. In an important entry point to the $1bn military thermal imaging market, the Company is producing the new thermal weapons sights to equip the US Army and Marine Corps, and is to manufacture the TIM1500 thermal imaging module for the US Army's Stryker armoured vehicle.

In 2005, BAE Systems won the US Air Force's (USAF) key Design and Engineering Support Program II, leveraging expertise in aircraft modifications and operations.

The business operates two technology organisations focused on enhancing its technology base, Advanced Systems and Technology and the Center for Transformation.

Advanced Systems and Technology identifies strategic technology needs and delivers that technology in four major domains: Sensors and Signal Processing; Radio Frequency; Electro-Optical and Infrared; and Networking and Information Processing. Major customers include the US Defense Advanced Research Projects Agency and other government laboratories, with R&D programmes ranging from multi-functional low-observable antenna systems to high performance scalable signal processing technologies, mixed-signal (digital, RF and optical) devices, and advanced sensors.

The Center for Transformation focuses on development of advanced programmes and concepts in the C4ISR[5] domain and deploys leading-edge technology solutions to solve time-critical problems.

Customer Solutions
Customer Solutions comprises three business units:

- BAE Systems Information Technology (IT)
- Technology Solutions and Services (TSS)
- BAE Systems Ship Repair

IT capabilities include enterprise-wide managed IT operations, mission-critical performance and information analysis and assured delivery. TSS provides services including system engineering and technical assistance, system and sub-system integration and operations and maintenance. Ship Repair provides non-nuclear ship repair, conversion and modernisation, principally in the home ports of the US Navy.

The business provides a broad range of services in the areas of systems integration, systems engineering and technical assistance, operations and maintenance and logistics. It also develops communications systems and precision tracking radars, is one of the largest suppliers to the US Navy, is a leader in air and missile defence systems and is one of the world's largest manufacturers of explosives. It also includes the US's leading non-nuclear ship repair company.

During 2005, the major projects for the US government included a blanket purchase agreement for the supply of information technology support and services, a cost-plus award fee/level of effort contract for operations and maintenance support for IT systems. Combined annual sales for these are estimated at $94m.

TSS provides professional engineering services to the NAVSEA DDG51 Shipbuilding Program Office under a $863m contract which will run until 2015. It also handles the SETAC contract, for which the primary customer is the Army Space and Missile Defense Command. The full year sales for SETAC are $90m.

BAE Systems Ship Repair has continued to support the US Navy repairs, alterations and continuous repair work on Landing Platform Dock/Landing Ship Dock (LPD/LSD) class vessels in San Diego, as well as similar LSD Multi-Ship Multi-Option in Norfolk, Virginia.

Looking forward

Defence spending in the US continues to be robust for the near term, however fiscal pressures may make the budget environment more challenging in subsequent years. Customers will need to balance priorities to equip effectively the current fighting force, while developing capabilities to transform the future force.

EI&S was reorganised in 2005 to enable it to compete more effectively. The business group can now leverage a breadth of capability in critical domains, while rapidly aligning technologies and resources to those sub-segments of the market which are likely to see higher than market growth.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 as restated under International Financial Reporting Standards
5 Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance
6 Command, Control, Communications and Intelligence

Land & Armaments

Business overview

	2005	2004[4]
Sales[1]	**£1,270m**	£482m
EBITA[2]	**£42m**	£(8)m
Underlying EBITA[5]	**£86m**	£(2)m
Cash inflow[3]	**£168m**	£60m
Number of employees[1]	**10,600**	4,800
Order book[1]	**£4.4bn**	£2.2bn

The Land & Armaments business group, headquartered in the US, is a global leader in the design, development, production and service support of armoured combat vehicles, major and minor calibre naval guns, missile launchers, canisters, artillery systems and intelligent munitions.

During 2005, Land & Armaments achieved EBITA[2] of £42m (2004 £(8)m) on sales[1] of £1,270m (2004 £482m), and generated an operating cash inflow[3] of £168m (2004 £60m).

This group was established in June 2005 from the newly acquired United Defense Industries, Inc. and the existing Land Systems (formed by the integration of RO Defence and Alvis in 2004). This global business has operations in the US, UK, South Africa and Sweden, with markets in more than two dozen countries.

The Land & Armaments business is shaped by the contracts awarded for its products by primarily the governments of the US, the UK and Sweden. The success of the business results from its history of securing key government contracts and the ability to satisfy customer needs in its various home and export markets. In the US, the Army's requirement to restore its current systems to combat-ready condition following extensive operational use and to upgrade and remanufacture to the most advanced configurations is the subject of one of the largest ongoing programmes being undertaken by the group.

Land
Contract awards on current systems have been exceptional. Most noteworthy were the orders in 2005 worth some $1.5bn for the refurbishment and upgrade of Bradley and M113 fighting vehicles, demonstrating the value and potential of the United Defense acquisition. Other contracts on current systems included the remanufacture and upgrade of 59 M88A2 HERCULES Improved Recovery Vehicles.

The M777 lightweight 155mm howitzer, 495 of which were ordered for the US Marines and US Army in 2005, has now expanded its market with the first delivery of guns to the Canadian Department of National Defense.

In addition to mine protection, current survivability programmes include an armouring programme of M113 personnel carriers in Iraq, the manufacture and installation of Transparent Armour Gun Shield kits for Humvees, trucks, M2 Bradleys, M1 Abrams and add-on armour for the Stryker.

In the area of development, Land & Armaments is well positioned for key future forces programmes including the Future Combat Systems (FCS) programme for the US Army, Future Rapid Effect System programme for the UK and the Swedish Modular Armoured Tactical System.

Land & Armaments continues to make substantial progress on the development and maturation of the Non-Line-of-Sight-Cannon (NLOS-C), the lead system of the US Army's FCS manned ground vehicles. In 2005, company engineers and the Army completed functional and preliminary design reviews. The NLOS-C remains on track to deliver prototypes in 2008 and achieve system fielding in 2010.

Other contract wins and ongoing development programmes related to Manned Ground Vehicles for the US Army's FCS include the Integrated Army Active Protection System and the common Traction Drive Subsystem for all FCS manned ground vehicles.

The group secured two key contracts in robotic systems – the acceleration of the FCS Armed Robotic Vehicle (ARV), together with Carnegie Mellon University, and the US Marine Corps' Gladiator Tactical Unmanned Ground Vehicle. It also showed its own internally-developed Armed Robotic Demonstrator at the annual meeting of the Association of the US Army.

In the UK, the award of the AS90 Equipment Support Contract followed by the contract to upgrade 500 of the British Army's FV430 tracked vehicles, are key enablers in becoming the through-life support and capability provider to the UK armed forces.

In the UK and export markets Trojan, an obstacle-crossing vehicle and Titan, a tank bridgelayer, are both based on Challenger 2. Roll out of the first production vehicles is scheduled for the first quarter of 2006.

Over the past ten years, some £25m has been invested in developing insensitive munitions technology and in UK production facilities. The first contract was awarded in 2005 by the MoD for the manufacture of 105mm improved ammunition for the L18 Light Gun. Subsequent awards have been contracts to qualify 155mm ammunition for the L15 and L21 and 4.5" improved ammunition.

The premium that militaries are placing on accuracy and precision in both area and point target fires has raised the importance of intelligent munitions for artillery and mortar systems. Land & Armaments has a leading role in the accelerated fielding of Excalibur to US and Canadian forces in Iraq and Afghanistan. BONUS, a sensor fused 155mm munition fielded in Sweden and France, is being evaluated by the US and UK.

BAE Systems operations in Sweden continue their strong presence in the northern European armoured fighting vehicles market with further orders for the CV90. The newest customer, Denmark, brings to six the number of European countries fielding this highly successful infantry fighting vehicle.

The growing international need for mine-protected vehicles has generated orders for the four-wheeled RG-31 from South Africa including the sale of 148 vehicles to the US with further exports to Canada and the United Arab Emirates under contract.

Naval

One immediate benefit of the United Defense acquisition for BAE Systems was the opportunity to meet the US Navy's urgent need for a superior medium-calibre gun and ammunition for the DD(X) next-generation destroyer and the Coast Guard's Deepwater modernisation programme. Both have selected the Land & Armaments' 57mm Mk 110, as a close-in gun system for the DD(X) and as the main battery for the Maritime Security Cutter Large. Partnering with Northrop Grumman Ship Systems, the first Mk 110 will be delivered in December 2006. The weapon system is also baselined on both the General Dynamics and Lockheed Martin designs for the Littoral Combat Ship for the US Navy.

Development of the 155mm Advanced Gun System (AGS) and the Long Range Land Attack Projectile (LRLAP) for the US Navy continues to support Navy and Marine Corps expeditionary and joint operations forces engaged near the coastline and deep inland. The AGS will be capable of a maximum sustained firing rate of 10 rounds per minute at ranges of up to 60 nautical miles with an objective of being able to reach targets beyond 80 nautical miles. In 2005, the engineering development models successfully demonstrated the key requirements to support the DD(X) ship design. Tests have already established the propulsion approach for the LRLAP needed to meet the challenging range targets.

In addition to key new gun systems, BAE Systems is designing and testing a new Vertical Launching System (VLS), Mk 57. This next generation VLS will provide capabilities for the DD(X) ship to launch a wide range of missile designs.

Looking forward

Land & Armaments is expected to contribute growth in 2006 driven largely by the ongoing requirements in the US to both re-set and upgrade the Bradley family of vehicles. Re-set is the need to repair vehicles to return them to a fully operational condition as a result of wear incurred by sustained military operations. Upgrade activity is enhancing the vehicles' mobility, lethality and survivability to effectively support the US Army as it drives to deploy a modular force.

In the UK, there will be continued emphasis on improving profitability and establishing a role on the Future Rapid Effect System (FRES) programme. The businesses in both Sweden and South Africa continue to perform well in both home markets and in securing export opportunities.

In the longer term, progress on the US Army's Future Combat Systems programme, where BAE Systems has a major role for both manned and unmanned vehicles, will be a major sensitivity for the business.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] as restated under International Financial Reporting Standards
[5] earnings before amortisation and impairment of intangible assets, uplift on acquired inventories, finance costs and taxation

Programmes

Business overview

	2005	2004[4]
Sales[1]	**£2,819m**	£2,219m
EBITA[2]	**£133m**	£10m
Cash inflow[3]	**£285m**	£442m
Number of employees[1]	**16,200**	15,700
Order book[1]	**£12.3bn**	£13.0bn

The Programmes business group is a major contributor to the defence of the UK, with the MoD its principal customer. The business group comprises the Company's air systems, naval ships and submarines activities together with the Company's participation in the UK's Future Carrier (CVF) programme.

During 2005, Programmes achieved EBITA[2] of £133m (2004 £10m) on sales[1] of £2,819m (2004 £2,219m), and generated an operating cash inflow[3] of £285m (2004 £442m).

Air Systems

The principal Air Systems programmes are:

Typhoon

The introduction of the Typhoon to the Royal Air Force (RAF) was successfully implemented under the Case White initial support arrangement. The contracted flying hours were completed ahead of schedule, and the first two RAF squadrons have now been deployed to their operational base at RAF Coningsby. A total of 74 aircraft have been accepted by the air forces of the four partner nations for deployment to operational and training squadrons across Europe. Discussions are underway regarding further development to enhance the capability of the aircraft. In addition to the sale of 18 aircraft to Austria further export possibilities are being pursued.

Hawk

The Hawk Advanced Jet Trainer (AJT) development programme made good progress during 2005, with a successful maiden flight for the first RAF Mk. 128 in July, two months ahead of schedule. A production order is expected in 2006. Export contracts for Bahrain, South Africa and India were progressed during the year.

Nimrod MRA4

Nimrod passed a number of key milestones in 2005, and the development fleet of three aircraft continues its extensive flight testing programme. Design and development continues to meet the targets to support the production bid, which was submitted in July, and to serve as the technical baseline for future work.

F-35 Joint Strike Fighter (JSF)

Air Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme, with responsibility for the design and manufacture of the rear fuselage and empennage. Work progressed on the system development and demonstration contract, with the successful delivery of the first rear fuselage and empennage to Lockheed Martin. The first conventional takeoff and landing flight is planned for 2006. Activity has also continued in preparation for the bid for the first JSF production contract, with the contract award expected in 2007.

Unmanned Air Vehicles (UAVs)

In July 2005, the MoD formed the Strategic UAVs (Experiment) integrated project team. This will assemble evidence to allow the UK to make informed decisions about the potential role of UAVs in future force mixes. BAE Systems has been selected as prime contractor, and has received a series of contracts for de-risking work.

Naval Ships and Submarines

The principal Naval Ships and Submarine programmes are:

Type 45

The Company is the prime contractor and design authority for the Type 45 destroyer, which will be the largest and most powerful air defence destroyer ever deployed by the Royal Navy. Of a projected eight ships, six are under contract of which the first, HMS Daring, was launched in February 2006. Build on ships 2 and 3 is progressing well, with anticipated build efficiencies already being achieved between first and second of class.

LSD(A)

Two Landing Ship Dock (Auxiliaries) for the Royal Fleet Auxiliary (RFA) are under contract. The first, RFA Mounts Bay, was handed over in December 2005; and RFA Cardigan Bay will be delivered in mid-2006.

OPV

The customer's refusal to accept the three Brunei Offshore Patrol Vessels is now subject to arbitration.

Astute

The Astute programme has achieved milestones on or ahead of schedule throughout the year with closure of the pressure hull now complete. In 2005, every module was shipped ahead of schedule with the Main Propulsion Package shipped 40 days early in June, the Command Deck Module 5 weeks early in November, while shop floor-led innovation enabled the Bridge Fin and Casings to be completed 22 weeks early in October 2005. An innovative all employee bonus scheme has strongly contributed to this performance.

CVF

The CVF project will be executed within an Alliance structure comprising MoD, BAE Systems, VT Group, Babcock, Thales and KBR. Within the Alliance framework, BAE Systems continues to play a significant role in the leadership and execution of the CVF project. The Roles and Responsibilities agreement signed in December 2005 formally appointed BAE Systems to lead the overarching design and integration of the two ships, as well as continuing to lead the Mission

systems elements of the project. From a ship building perspective, BAE Systems will design and build two of the four major blocks at both its facilities in Glasgow and in Barrow.

The MoD has approved a further £300m for the next phase ("Demonstration Phase Contract") which will fund the Alliance for a further 18 months for continued design evolution and procurement of long lead materials.

Looking forward
The future of Programmes is closely linked to the future requirements of the UK's armed forces as well as its ability to generate profitable export business.

For Air Systems the outlook is for reduced sizes of aircraft fleets, leading to increasing levels of weapons system upgrades, as customers seek to incorporate technological improvements into existing platforms. There is continued demand for training aircraft offering improved cost effectiveness and the ability to train operators for the latest combat aircraft. In the UK this need is being addressed by the advanced mission training capabilities of the Hawk Mk128. There is increased interest in the potential of UAVs.

In the naval domain, the CVF programme and the longer term MARS (Military Afloat Reach and Sustainability) programme to replace the RFA fleet with new ships by 2020 offer encouraging growth prospects. BAE Systems is a key participant in the UK government's Maritime Industrial Strategy review.

In the medium to longer term, growth prospects are dependent on anticipated higher activity, as UK development programmes move to production, and the potential for Hawk, Typhoon and naval ships exports.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] as restated under International Financial Reporting Standards

Customer Solutions & Support

Business overview

	2005	2004[4]
Sales[1]	**£2,923m**	£2,856m
EBITA[2]	**£419m**	£497m
Cash inflow[3]	**£850m**	£1,102m
Number of employees[1]	**14,300**	13,800
Order book[1]	**£5.0bn**	£4.6bn

The Customer Solutions & Support (CS&S) business group provides support solutions for current and future requirements. It addresses the trend within armed forces to work more closely with industry to optimise their military capability in the most effective manner. Key capabilities include the integration and delivery of effective supply chain and logistics management, spares, maintenance, repair and overhaul, capability upgrade, technical information services, facilities management and manpower services. CS&S is the prime contractor on the Al Yamamah contract.

During 2005, CS&S achieved EBITA[2] of £419m (2004 £497m) on sales[1] of £2,923m (2004 £2,856m), and generated an operating cash inflow[3] of £850m (2004 £1,102m).

As previously indicated, margins have been reduced within the Al Yamamah support operations as the programme embraces greater indigenous Saudi content in repair and overhaul work.

BAE Systems has a major presence in Saudi Arabia, as prime contractor for the UK's largest export contract. The contract includes the provision of aircraft and associated hardware, radar and communications support, manpower training and infrastructure for the Royal Saudi Air Force. The business group employs some 4,600 people in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. Performance on the programme in Saudi Arabia remains on plan. The

Company continues to develop a greater indigenous presence in Saudi and has made a number of investments in offset companies. The security of our employees is the highest of our priorities and a significant investment is being made in new residential facilities and increased security measures.

In the UK, CS&S has continued the evolution of its successful partnering relationship with the UK Defence Logistics Organisation (DLO) during 2005. This relationship is underpinned by a partnering arrangement which is being refreshed to reflect the drive for through-life capability management as emphasised in the UK's Defence Industrial Strategy.

Key highlights in the air domain include securing major orders on VC10, Harrier, a major third party support contract on E3D Sentry and Tornado.

A joint DLO/BAE Systems team gained MoD approval in November for the next phase of Tornado support to deliver increased availability and operational flexibility at much reduced cost. This "ATTAC" programme (Availability Transformation: Tornado Aircraft Contract) will integrate all non-engine Tornado support and upgrade activity into one incentivised arrangement.

In the Naval domain, BAE Systems secured the sale of three ex-Royal Navy frigates to Chile. This follows the successful reactivation and upgrade of the two Type 22 frigates for Romania completed on schedule in April 2005.

In addition, the naval joint ventures continue to perform strongly. BAE Systems has 50% interests in Fleet Support Limited and Flagship Training Limited. These support and services joint ventures form an integral part of the CS&S strategy. Flagship Training Limited, which manages the Royal Navy training establishments and markets their courses to overseas customers, has had another strong year. Fleet Support Limited also continued to perform well underpinned by the partnering agreement at the UK's Portsmouth naval base.

CS&S continues to develop a coherent information and logistics infrastructure in support of both new and in-service systems. Trilogi, a web-based documentation system jointly developed by BAE Systems and the DLO, has now been selected for more than 20 UK MoD programmes and the F-35 Joint Strike Fighter.

In July 2005, the MoD announced that Defence Logistic Solutions (DLS), in which BAE Systems was a partner, was unsuccessful in the bid for the Future Defence Supply Chain initiative.

BAE Systems' Australian business has made considerable progress in realising its strategy of becoming the Australian Defence Force's capability partner of choice in integrated military systems and support solutions. An important milestone is agreeing the wider industrial participation with Boeing on the Wedgetail programme and with Lockheed Martin on JSF.

Looking forward

CS&S will continue to work closely with the UK Defence Logistics Organisation to provide smarter, more integrated, support solutions on customer bases. Good progress is being made on the future support model for the UK Tornado aircraft. Opportunities for similar support arrangements exist on other UK platforms.

Looking forward, CS&S will continue to work to sustain a long-term presence in Saudi Arabia, delivering on our commitments on current support contracts and developing new business following the signing of the Understanding Document in December 2005, between the governments of the Kingdom of Saudi Arabia and the UK.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] as restated under International Financial Reporting Standards

Integrated Systems & Partnerships

Business overview		
	2005	2004[4]
Sales[1]	**£1,834m**	£2,022m

EBITA[2]	**£109m**	£95m
Cash inflow[3]	**£17m**	£59m
Number of employees[1]	**12,000**	13,900
Order book[1]	**£5.9bn**	£7.0bn

Integrated Systems & Partnerships is a portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies, Underwater Systems, and Atlas Elektronik, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.

The Integrated Systems & Partnerships business group generated EBITA[2] of £109m (2004 £95m) on sales[1] of £1,834m (2004 £2,022m). There was an operating cash inflow[3] of £17m (2004 £59m).

A significant restructuring of the Company's portfolio of European defence systems business interests was accomplished in 2005.

The Eurosystems transaction, which was completed in April 2005, restructured the AMS joint venture with the UK based defence systems activities being retained by BAE Systems and with Finmeccanica retaining the Italian based activities.

As part of this transaction the electronic warfare systems and sensor systems activities of the former UK based avionics business group were sold to Finmeccanica.

The Eurosystems transaction realised a net cash inflow of £402m in 2005 with a further £268m receivable subject to a put option exercisable by BAE Systems in the three month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007.

The group also reduced its equity interest in Saab from 34.2% to 20.5% generating cash of £125m. In a revision to the earlier joint marketing arrangements for the Gripen combat aircraft, Saab has now assumed responsibility for winning new export business.

Integrated System Technologies
The Integrated System Technologies (Insyte) business was formed in May 2005 from the UK based defence system activities of the AMS joint venture and existing BAE Systems UK based C4ISR[5] activities.

Insyte projects include the full scale engineering development of the Sampson multi-function radar. A revised timetable has been agreed to address maturity in the systems software, currently impacting the Principal Anti-Air Missile System (PAAMS) for the Type 45 destroyer programme.

Insyte has been selected for two key UK transformational technology network enabled capability systems, the Falcon communications infrastructure programme and the Shamen communications electronic support measures system for the Royal Navy.

Insyte also secured the order for the Maritime Composite Training System (MCTS) working as the lead in the SEABRIDGE team, with partners Aerosystems International, EDS, Flagship Training, MDA and Serco. MCTS will provide the Royal Navy with a new shore-based warfare operator training capability that will meet the training needs of the Type 45 destroyer in 2007, and current in-service ships.

The creation of the Insyte business gives BAE Systems a new strength in the integration of high technology systems.

MBDA (37.5%)
2005 saw MBDA's sales increase by 6% to €3.2bn and EBITA[2] grow by 19%. This performance was driven by significant deliveries of the Storm Shadow and Scalp EG precision strike cruise missile to the French and UK customers in addition to first deliveries to the Italian air force. Significant deliveries of the Mica air-to-air missile to both the French air force and export customers also underpinned the sales performance together with the entry into service of the advanced air-launched anti-armour weapon system, Brimstone, to the Royal Air Force.

MBDA's order book of €12.6bn at 31 December 2005 benefited from the award of the design and development phase of the new Medium Extended range Air Defense System (MEADS), which is a mobile ground-to-air missile defence system to provide protection from future air and missile defence threats. MBDA's share of the MEADS order was €512m. Other orders in the year included the French contract for the development and production of over 2,000 of the new Mistral RMV air defence missiles for the new FREMM multi-mission frigate programme for which MBDA is the primary combat system partner. Two important export orders, including for India, for the Exocet anti-ship weapon, were also achieved.

MBDA has made good progress on the multi-national Meteor and Aster-PAAMS programmes. Meteor met its key development milestones in the year culminating in flight trials of the missile on the Gripen and Rafale aircraft by the end of December. Key firings were also successfully completed of the Aster 30 missile, an integral part of the PAAMS air defence system for the Royal Navy's new Type 45 destroyers, while the new 180km-range Exocet Block 3 anti-ship weapon commenced qualification.

The acquisition of the German missile company, LFK, was agreed at the end of 2005 and the process to obtain regulatory approval is currently in progress.

Atlas Elektronik

Atlas Elektronik, the Bremen-based naval systems business, had a year of good progress with the completion of trials for the COSYS Malaysia system. Important progress has also been made towards completing the development of the DM2A4 heavyweight torpedo and in successfully concluding the NATO trials for the IMCMS mine counter measures system for the Netherlands and Belgium navies. Export orders for DM2A4 contributed to good order intake in the year.

On 30 December, an agreement was entered into for the disposal of Atlas Elektronik jointly to ThyssenKrupp and EADS for a cash consideration of approximately €145m. In addition, pension and related liabilities valued at 31 December 2005 of €96m will remain with Atlas following the sale. In 2005, Atlas Elektronik contributed sales of £216m and EBITA[2] of £10m.

Completion of the sale, which is conditional upon regulatory clearances, is expected to take place in the first half of 2006.

Underwater Systems

The main production order for Sting Ray Mod1, an autonomous electrically-propelled lightweight torpedo, is well under way. The first torpedoes will enter service in 2006. In April 2005, the Company secured an extension to the existing support arrangements for the Spearfish torpedo in a contract worth £58m over three years.

Securing a UK MoD agreement for the upgrade of the Spearfish heavyweight torpedo will be an important feature in determining the future shape of the business.

Saab (20.5%)

2005 has seen a number of important developments in the Saab business. In October, the company's participation in Neuron, a European Unmanned Combat Air Vehicle demonstrator project was effectively confirmed with the Swedish government announcement of its involvement in the programme.

In the same month, Saab signed a provisional contract to supply airborne surveillance systems to Pakistan, with a value of approximately SEK5.5bn (£400m). Important conditions do remain to be met before the contract becomes effective and order intake should be recognised in 2006.

Saab financial performance for 2005 was affected by difficulties on a contract for the supply of tactical mission systems for 18 Swedish helicopters.

Gripen International (50%)

Gripen International has been responsible for the design and sale of the export variant of the Gripen new generation, multi-role combat aircraft. The aircraft has been ordered by South African, Hungarian and Czech Republic air forces. The first of the aircraft for South Africa flew in November, ahead of schedule. Deliveries of Gripen combat aircraft to the Czech Republic continued as part of a leasing arrangement, with final aircraft deliveries completed in August 2005. Hungary has also ordered 14 Gripen with deliveries commencing in 2006. Both these countries will be the first Gripen operators within NATO. The UK Empire Test Pilots' School (ETPS) is also operating Gripen as an advanced fast jet training platform for test pilots worldwide.

Looking forward

The Integrated Systems & Partnerships businesses are expected to face continued budget pressures in their principal domestic and export markets. The substantial order books and strong positions of the businesses in their respective market sectors are expected to sustain activity over the near term. With a number of development programmes maturing, the MBDA business is expected to progress to a higher proportion of production activity going forward.

Realignment of the business portfolio continues with the completion of the sale of Atlas Elektronik anticipated in the first half of 2006.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] as restated under International Financial Reporting Standards
[5] Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance

Commercial Aerospace

Business overview

	2005	2004[4]
Sales[1]	**£3,232m**	£2,924m
EBITA[2]	**£179m**	£201m
Cash inflow[3]	**£327m**	£226m
Number of employees[1]	**12,500**	12,600
Order book[1]	**£29.5bn**	£20.9bn

The Commercial Aerospace sector comprises the Company's 20% interest in Airbus together with the Aerostructures business and the regional aircraft asset management and support activities.

In 2005, Commercial Aerospace generated EBITA[2] of £179m (2004 £201m) on sales[1] of £3,232m (2004 £2,924m). Airbus contributed EBITA[2] of £273m (2004 £196m) on sales[1] of £3,002m (2004 £2,666m) after charging £227m of development costs (2004 £235m).

The Company's Regional Aircraft business has been impacted by poor lease rates in a weak regional aircraft market and by adjustments to residual value assumptions resulting from airlines operating in the US under Chapter 11 protection. Of the loss for the Regional Aircraft business of £95m in 2005, approximately half arose from airlines moving into Chapter 11.

Airbus generated a strong operating cash inflow[3] of £403m. Cash outflow[3] at Regional Aircraft was £73m.

Airbus

Airbus is the leading supplier of large commercial jets with 378 aircraft delivered in 2005. Airbus offers a comprehensive range of passenger aircraft from 100 seats to over 555 seats in the new A380 long range airliner.

In addition to commercial jet airliners Airbus produces freighter aircraft and is developing the A400M military transport aircraft.

Good growth in the global market for large commercial jets above 100 seats has continued through 2005. Orders for more than 2,000 aircraft were placed during the year of which Airbus secured a net 1,055 representing 51% of the market. Growth was driven by a combination of factors. Passenger traffic has continued to recover as confidence returned following the terrorist activity in 2001. The market has also benefited from the rise in low cost carriers, making air travel affordable and accessible to a wider population. Similarly strong growth is underway and expected to continue in certain regional markets, notably China, India and in the Middle East.

In a drive to maximise value from its large order book Airbus continues to reduce costs. A programme, targeting cost reductions across the Airbus business of approximately £1bn between 2003 and the end of 2006, is on track.

Manufacturing and supply agreements are being implemented in growth markets including China, to support growth and further reduce costs.

A number of major new product development programmes are presently underway at Airbus.

A380
When it enters service towards the end of 2006 the A380 will be the world's largest passenger airliner. It will typically be configured with 555 seats on two full length passenger decks. The first flight of the A380 took place in April 2005 with two further aircraft joining the flight development programme during the year.

A350
The A350 is the latest addition to the Airbus product range. This 250 seat all-new airliner programme was launched in October 2005 and the aircraft is expected to enter service in 2010. The A350 will make use of a number of technical innovations applied to the A380, such as new materials, to deliver significant enhancements to range and fuel consumption over comparable earlier generation aircraft.

A400M
The A400M is an advanced military transport designed with a load capacity of 37 tons and up to 120 personnel. 180 aircraft are being produced for seven participating nations. The first export contract was secured in 2005 with an order for eight aircraft from South Africa. The first flight of the A400M is planned for the end of 2007, with entry into service scheduled for 2009.

Aerostructures
Aerostructures is a supply chain management and assembly business. It has customer relationships with the major aircraft manufacturers providing airframe components and assemblies for commercial aircraft and business jets. Contracts include assemblies for Airbus commercial aircraft. The Aerostructures business produces the leading and trailing edges for the A380 wing as well as wing structures for the Boeing B777 and B767 and major structures for Raytheon's Hawker 800XP business jet. All product lines met customer requirements in 2005.

In August 2005, BAE Systems sold Precision Aerostructures, its US based aircraft component machining and fabrication facility.

In January 2006, the sale of the UK Aerostuctures business to Spirit AeroSystems Inc. was announced, for a cash consideration of £80m. Completion is expected to take place in the first half of 2006. In 2005, Aerostructures contributed sales of £223m and EBITA of £8m.

Regional Aircraft
In 2005 Asset Management, BAE Systems' commercial aircraft leasing team, successfully reached agreements securing over US$240m of income on over 100 aircraft from its Jet/Turboprop portfolio. These included lease deals with SN Brussels for 23 Regional Jets and Eurowings/Air Dolomiti for 11 BAe 146 aircraft. Additionally the team successfully facilitated a number of airline credit restructurings, securing ongoing income on portfolio aircraft.

Regional Aircraft derives 80% of its support business from spares and logistics sales. An increasing proportion of this activity is provided under power by the hour contracts that now cover over 50% of the regional jet fleet.

Looking forward
The commercial aviation market continues to grow despite the financial fragility of many airlines, exacerbated by high oil prices.

Near-term prospects for Airbus remain good, with a strong order book. Airbus aircraft deliveries are expected to continue to increase, with growth from low cost carriers in the single-aisle market and as airline customers in Asia and the Far East equip with longer-range aircraft.

The regional aircraft market remains difficult and underlying losses in the support business will continue.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

[4] as restated under International Financial Reporting Standards

Consolidated income statement
for the year ended 31 December

	Notes	2005 £m	Total 2005 £m	2004 £m	Total 2004 £m
Continuing operations					
Combined sales of Group and equity accounted investments			**15,411**		13,222
Less: share of equity accounted investments			**(4,392)**		(4,405)
Revenue			**11,019**		8,817
Operating costs			**(10,579)**		(8,369)
Other income			**247**		110
Group operating profit excluding amortisation and impairment of intangible assets		**809**		668	
Amortisation		**(77)**		(13)	
Impairment		**(45)**		(97)	
Group operating profit			**687**		558
Share of results of equity accounted investments excluding finance costs and taxation expense		**373**		348	
Finance costs		**(11)**		(27)	
Taxation expense		**(149)**		(105)	
Share of results of equity accounted investments			**213**		216
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)		**1,182**		1,016	
Amortisation		**(77)**		(13)	
Impairment		**(45)**		(97)	
Finance costs of equity accounted investments		**(11)**		(27)	
Taxation expense of equity accounted investments		**(149)**		(105)	
Operating profit			**900**		774
Finance costs	2				
Financial income		**1,224**		609	
Financial expense		**(1,428)**		(758)	
			(204)		(149)
Profit before taxation			**696**		625
Taxation expense	3				
UK taxation		**(37)**		(58)	
Overseas taxation		**(76)**		(110)	
			(113)		(168)
Profit for the year from continuing operations			**583**		457
Loss for the year from discontinued operations	4		**(28)**		(454)
Profit for the year			**555**		3
Attributable to:					
BAE Systems shareholders			**553**		2
Minority interests			**2**		1
			555		3
Earnings per share	5				
Continuing operations:					
Basic earnings per share			**18.3p**		14.2p
Diluted earnings per share			**18.2p**		14.2p
Discontinued operations:					
Basic loss per share			**(0.9)p**		(14.8)p
Diluted loss per share			**(0.8)p**		(14.8)p
Total:					

Basic earnings/(loss) per share	**17.4p**	(0.6)p
Diluted earnings/(loss) per share	**17.4p**	(0.6)p

Dividends per ordinary share	
Prior year final paid 5.8p	**£186m**
Current year interim paid 4.0p	**£129m**
Current year final proposed 6.3p	**£203m**

Consolidated balance sheet
as at 31 December

	Notes	2005 £m	2004 £m
Non-current assets			
Intangible assets		**8,217**	6,115
Property, plant and equipment		**1,704**	1,746
Investment property		**218**	155
Equity accounted investments	6	**1,721**	1,469
Other investments		**9**	66
Other receivables		**912**	511
Other financial assets		**65**	–
Deferred tax assets		**1,331**	1,090
		14,177	11,152
Current assets			
Inventories		**485**	498
Trade and other receivables including amounts due from customers for contract work		**1,877**	2,198
Current tax		**20**	–
Other investments		**634**	763
Other financial assets		**54**	–
Cash and cash equivalents		**2,581**	1,651
		5,651	5,110
Non-current assets and disposal groups held for sale		**407**	–
		6,058	5,110
Total assets		**20,235**	16,262
Non-current liabilities			
Loans		**(3,534)**	(2,113)
Trade and other payables		**(432)**	(464)
Retirement benefit obligations	7	**(4,101)**	(3,210)
Other financial liabilities		**(45)**	–
Deferred tax liabilities		**(23)**	(14)
Provisions		**(375)**	(241)
		(8,510)	(6,042)
Current liabilities			
Loans and overdrafts		**(905)**	(951)
Trade and other payables		**(7,006)**	(6,154)
Other financial liabilities		**(81)**	–
Current tax		**(316)**	(200)
Provisions		**(343)**	(250)
		(8,651)	(7,555)
Liabilities directly associated with non-current assets and disposal groups held for sale		**(270)**	–
		(8,921)	(7,555)
Total liabilities		**(17,431)**	(13,597)
Net assets		**2,804**	2,665
Capital and reserves			
Issued share capital	8	**80**	143

Share premium	8	**782**	412
Equity option of convertible preference shares	8	**78**	–
Other reserves	8	**4,720**	5,323
Retained earnings	8	**(2,872)**	(3,223)
Total equity attributable to equity holders of the parent[1]		**2,788**	2,655
Minority interests	8	**16**	10
Total equity[1]		**2,804**	2,665

[1] 2004 includes £266m non-equity shareholders' funds

Approved by the Board on 22 February 2006 and signed on its behalf by:

M J Turner Chief Executive

G W Rose Group Finance Director

Consolidated cash flow statement
for the year ended 31 December

	Notes	2005 £m	2004 £m
Profit/(loss) for the year			
Continuing operations		**583**	457
Discontinued operations		**(28)**	(454)
		555	3
Taxation expense (includes £1m (2004 £7m) from discontinued operations)		**114**	175
Share of results of equity accounted investments		**(213)**	(216)
Net finance costs (includes £3m (2004 £nil) from discontinued operations)		**207**	149
Depreciation, amortisation and impairment		**524**	861
(Gain)/loss on disposal of property, plant and equipment		**2**	12
(Gain)/loss on disposal of investment property		**(43)**	(40)
(Gain)/loss on disposal of business – continuing operations		**12**	–
(Gain)/loss on disposal of business – discontinued operations		**8**	–
Impairment of other investments		**2**	5
Cost of equity-settled employee share schemes		**16**	8
Movements in provisions		**99**	46
Increase in liabilities for retirement benefit obligations		**(98)**	(7)
(Increase)/decrease in working capital:			
Inventories		**54**	(58)
Trade and other receivables		**(4)**	703
Trade and other payables		**864**	709
Cash inflow from operating activities		**2,099**	2,350
Interest paid		**(213)**	(197)
Interest element of finance lease rental payments		**(17)**	(27)
Taxation paid		**(27)**	(31)
Net cash inflow from operating activities		**1,842**	2,095
Dividends received from equity accounted investments		**88**	69
Interest received		**99**	66
Purchases of property, plant and equipment		**(318)**	(343)
Capital expenditure on investment property		**(12)**	–
Purchases of intangible assets		**(17)**	(23)
Proceeds from sale of property, plant and equipment		**30**	81
Proceeds from sale of investment property		**54**	50
Proceeds from sale of non-current investments		**30**	–
Purchase of non-current other investments		**(17)**	(50)
Purchase of subsidiary undertakings	9	**(2,262)**	(663)
Net cash acquired with subsidiary undertakings	9	**128**	113
Proceeds from sale of subsidiary undertakings	9	**460**	–
Cash and cash equivalents disposed of with subsidiary undertakings	9	**1**	–
Proceeds from sale of equity accounted investments	9	**125**	–

	2005	2004
Net proceeds from sale/(purchase) of other deposits/securities	**45**	(51)
Net cash outflow from investing activities	**(1,566)**	(751)
Capital element of finance lease rental payments	**(89)**	(141)
Proceeds from issue of share capital	**373**	–
Equity dividends paid	**(315)**	(281)
Dividends paid on preference shares	**(21)**	(21)
Cash inflow from loans	**1,005**	–
Cash outflow from repayment of loans	**(357)**	(219)
Net cash inflow/(outflow) from financing activities	**596**	(662)
Net increase in cash and cash equivalents	**872**	682
Cash and cash equivalents at 1 January	**1,650**	970
Effect of foreign exchange rate changes on cash and cash equivalents	**(31)**	(2)
Cash and cash equivalents at 31 December	**2,491**	1,650
Cash and cash equivalents	**2,581**	1,651
Overdrafts	**(90)**	(1)
Cash and cash equivalents at 31 December	**2,491**	1,650

Consolidated statement of recognised income and expense
for the year ended 31 December

	2005 £m	2004 £m
Currency translation on foreign currency net investments:		
Subsidiaries	**53**	(56)
Equity accounted investments	**(23)**	(59)
Change in fair value of Exchange Property	**–**	13
Adjustment to interest in net assets of Saab AB	**–**	2
Amounts charged to hedging reserve	**(688)**	–
Actuarial losses on defined benefit pension schemes:		
Subsidiaries	**(652)**	(838)
Equity accounted investments	**(72)**	(111)
Current tax on items taken directly to equity	**(3)**	–
Deferred tax on items taken directly to equity:		
Subsidiaries	**193**	281
Equity accounted investments	**276**	35
Net income recognised directly in equity	**(916)**	(733)
Profit for the year	**555**	3
Total recognised income and expense	**(361)**	(730)
Adoption of IAS 32 and IAS 39	**422**	–
	61	(730)
Attributable to:		
Equity shareholders	**(363)**	(730)
Minority interest	**2**	–
	(361)	(730)

Notes to the accounts

1 Accounting policies
Statement of compliance
The Group has adopted International Financial Reporting Standards (IFRS) as adopted for use in the EU in its consolidated accounts for accounting periods from 1 January 2005. The financial statements for the year ended 31 December 2005 have been prepared in accordance with all IFRS's including Standing Interpretations Committee and International Financial Reporting Interpretations Committee interpretations issued by the International Accounting Standards Board (IASB).

In preparing this financial information, the Group has decided to adopt early the amendment issued in December 2004 to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures.

With effect from 1 January 2005 the Group has adopted IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). The effect of adopting IAS 39 at 1 January 2005 is presented as a movement in the Group's consolidated statement of recognised income and expense for 2005.

The financial information for the year to 31 December 2004 has been prepared on the same basis with the exception of IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) and IAS 39 which have been applied from 1 January 2005. The comparative financial information for financial assets and financial liabilities are accounted for on the basis of applicable UK Generally Accepted Accounting Practices (UK GAAP).

Basis of preparation
The consolidated financial statements are presented in pounds sterling and, unless stated otherwise, rounded to the nearest million. They have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

2 Finance costs

	2005 £m	2004 £m
Interest income	**123**	57
Net present value adjustments	**23**	10
Expected return on pension scheme assets	**632**	542
Net gain on remeasurement of financial instruments	**159**	–
Net gain on remeasurement of embedded derivative	**59**	–
Foreign exchange gains	**228**	–
Financial income	**1,224**	609
Interest expense:		
On bank loans and overdrafts	**(13)**	(11)
On finance leases	**(17)**	(25)
On bonds and other financial instruments	**(253)**	(190)
On preference debt	**(27)**	–
	(310)	(226)
Facility fees	**(10)**	–
Net present value adjustments	**(25)**	(11)
Interest charge on pension scheme liabilities	**(633)**	(521)
Net loss on remeasurement of investments at fair value through profit or loss	**(75)**	–
Net loss on remeasurement of financial instruments at fair value through profit or loss	**(217)**	–
Foreign exchange losses	**(158)**	–
Financial expense	**(1,428)**	(758)
Net finance costs	**(204)**	(149)

Additional analysis of finance costs

	2005 £m	2004 £m
Finance costs – Group	**(204)**	(149)
Finance costs – share of equity accounted investments	**(11)**	(27)
	(215)	(176)
Analysed as:		
Net interest:		
Interest income	**123**	57
Interest expense	**(310)**	(226)
Facility fees	**(10)**	–
Net present value adjustments	**(2)**	(1)
Share of equity accounted investments	**(11)**	(30)
	(210)	(200)
Other finance costs – Group	**(5)**	21
Other finance costs – share of equity accounted investments	**–**	3

	(215)	(176)

3 Taxation expense

	2005 £m	2004 £m
Current tax expense		
UK corporation tax		
Current tax	**(105)**	(1)
Double tax relief	**14**	–
Adjustment in respect of prior years	**33**	19
	(58)	18
Overseas tax charges		
Current year	**(91)**	(41)
Adjustment in respect of prior years	**18**	(12)
	(73)	(53)
	(131)	(35)
Deferred tax expense		
UK		
Origination and reversal of temporary differences	**(22)**	(73)
Adjustment in respect of prior years	**43**	(3)
Overseas		
Origination and reversal of temporary differences	**4**	(57)
Adjustment in respect of prior years	**(28)**	–
Attributable to recoverable deferred tax assets	**21**	–
	18	(133)
Taxation expense	**(113)**	(168)

4 Discontinued operations

Eurosystems

On 29 April 2005, the Group announced the completion of the Eurosystems transaction with Finmeccanica SpA. The Eurosystems transaction comprised the sale of BAE Systems Avionics Limited and the UK communications business, and the dissolution of AMS, the 50/50 joint venture of BAE Systems and Finmeccanica. BAE Systems Avionics Limited represented substantially all of the previously reported Avionics business group.

BAE Systems Avionics Limited and Galileo Avionica SpA merged to form a new Avionics business owned 75% by Finmeccanica and 25% by BAE Systems. The Group's 25% interest in the newly merged business is subject to a put option exercisable by BAE Systems in the three month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007. At completion, BAE Systems received net consideration of £374m plus an £89m working capital adjustment. BAE Systems will receive a further amount of £268m upon the exercise of either the put or call option over the remaining 25% stake. Accordingly, the Group is treating the remaining amount of £233m, after discounting to the balance sheet date, as deferred consideration as it does not exercise any control or significant influence over the new Avionics business. BAE Systems sold its UK communications business to Selenia Communications Limited, a wholly owned subsidiary of Finmeccanica, for £25m in cash.

The results from the discontinued operations, which have been included in the consolidated income statement, are derived as follows:

	2005 £m	2004 £m
Revenue	**111**	365
Expenses	**(127)**	(328)
EBITA	**(16)**	37
Goodwill impairment	**–**	(484)
Finance costs, net	**(3)**	–
Loss before taxation	**(19)**	(447)
Taxation	**(1)**	(7)
Loss for the year	**(20)**	(454)
Loss on disposal of discontinued operations	**(8)**	–
Loss for the year from discontinued operations	**(28)**	(454)

The assets and liabilities of the discontinued operations at the date of disposal were as follows:

	2005 £m
Intangible assets	731
Property, plant and equipment	87
Inventories	104
Trade and other receivables	172
Deferred tax assets	4
Cash and cash equivalents, net of overdrafts	(1)
Trade and other payables	(354)
Provisions	(32)
Net assets	711
Consideration:	
BAE Systems Avionics Limited (including working capital adjustment)	731
UK communications business	25
	756
Less:	
Deferred consideration	(268)
Total consideration received, in cash	488
Transaction costs paid	(37)
Net cash inflow from sale of subsidiary entities	451
Net cash inflow from sale of subsidiary entities	451
Overdrafts disposed of with subsidiary entities	1
	452

5 Earnings per share

	2005				2004	
	£m	Basic pence per share	£m	Diluted pence per share	£m	Basic and diluted pence per share
Profit for the period attributable to equity shareholders	553		553		2	
Preference dividends	–		27		(21)	
Profit/(loss) for the period after adjusting for preference dividends	553	17.4	580	17.4	(19)	(0.6)
Represented by:						
Continuing operations	581	18.3	608	18.2	435	14.2
Discontinued operations	(28)	(0.9)	(28)	(0.8)	(454)	(14.8)
Add back/(deduct):						
Net financing charge/(credit) on pensions, post tax	1		1		(15)	
Uplift on acquired inventories, post tax	31		31		4	
Market value movements on derivatives, post tax	3		3		–	
Amortisation of intangible assets, post tax	54		54		13	
Impairment of goodwill	45		45		581	
Underlying earnings	687	21.6	714	21.4	564	18.4
Represented by:						
Continuing operations	715	22.5	742	22.2	534	17.4
Discontinued operations	(28)	(0.9)	(28)	(0.8)	30	1.0
	687	21.6	714	21.4	564	18.4

	Millions	Millions	Millions
Weighted average number of shares used in calculating basic earnings per share	3,183	3,183	3,058
Add:			
Incremental shares in respect of employee share schemes		21	–
Incremental shares in respect of convertible preference shares		128	–

Weighted average number of shares used in calculating diluted earnings per share	**3,332**	3,058

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per share (IAS 33) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with IAS 33, the 2004 diluted earnings per share calculations are without reference to adjustments in respect of outstanding share options and convertible preference shares, as assumed conversion would be anti-dilutive.

6 Equity accounted investments

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 31 December 2004	(154)	1,623	1,469
Adoption of IAS 39	770	–	770
At 1 January 2005	616	1,623	2,239
Share of results after tax	213	–	213
Acquired through acquisition	23	–	23
Disposal	140	(136)	4
Reduction in shareholding	(62)	(68)	(130)
Dividends receivable	(88)	–	(88)
Market value adjustments in respect of derivative financial instruments, net of tax	(470)	–	(470)
Actuarial losses on defined benefit pension schemes, net of tax	(47)	–	(47)
Foreign exchange adjustment	(8)	(15)	(23)
At 31 December 2005	**317**	**1,404**	**1,721**

As stated in note 1, the Group has adopted IAS 39 from 1 January 2005. As a result, the Group is required to recognise its share of the market value of the equity accounted investments' derivative contracts as at 1 January 2005.

On 25 February 2005, the Group announced the sale of 13.2 million B series shares in the capital of Saab AB for a net consideration of £125m. Following the sale and subsequent conversion of 1.2m A series shares to B series shares and the exercise of the over allotment option of a further 1.8m B series shares, BAE Systems owns 20.5% of Saab AB.

7 Post retirement benefit schemes

	2005				2004			
	UK defined benefit pension plans £m	**US and other pension plans £m**	**US health care plans £m**	**Total £m**	UK defined benefit pension plans £m	US and other pension plans £m	US health care plans £m	Total £m
Present value of unfunded obligations	**–**	**(145)**	**–**	**(145)**	–	(73)	–	(73)
Present value of funded obligations	**(15,492)**	**(2,130)**	**(144)**	**(17,766)**	(13,074)	(1,335)	(108)	(14,517)
Fair value of scheme assets	**10,833**	**1,628**	**92**	**12,553**	9,199	944	39	10,182
Total IAS 19 deficit, net	**(4,659)**	**(647)**	**(52)**	**(5,358)**	(3,875)	(464)	(69)	(4,408)
Allocated to equity accounted investments[1]	**1,210**	**–**	**–**	**1,210**	1,198	–	–	1,198
Group's share of IAS 19 deficit, net	**(3,449)**	**(647)**	**(52)**	**(4,148)**	(2,677)	(464)	(69)	(3,210)
Group's share of IAS 19 deficit of equity accounted investments	**(303)**	**–**	**–**	**(303)**	(370)	–	–	(370)

Represented by:

Pension receivables (within non-current receivables)	–	**20**	–	**20**	–	–	–	–
Retirement benefit obligations	**(3,449)**	**(600)**	**(52)**	**(4,101)**	(2,677)	(464)	(69)	(3,210)
Liabilities directly associated with non-current assets and disposal groups held for sale	–	**(67)**	–	**(67)**	–	–	–	–
	(3,449)	**(667)**	**(52)**	**(4,168)**	(2,677)	(464)	(69)	(3,210)
Group's share of IAS 19 deficit, net	**(3,449)**	**(647)**	**(52)**	**(4,148)**	(2,677)	(464)	(69)	(3,210)

[1] Certain of the Group's equity accounted investments participate in the Group's defined benefit plans. As these plans are multi-employer plans the Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments based upon a reasonable and consistent allocation method intended to reflect a reasonable approximation of the equity accounted investments' share of the deficit. The Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

8 Reserves

	Attributable to equity holders of the parent							
	Issued Share capital £m	Share premium £m	Equity option of preference shares £m	Other reserves £m	Retained earnings £m	Total £m	Minority interest £m	Total equity £m
Balance at 1 January 2004	143	412	–	5,425	(2,301)	3,679	10	3,689
Total recognised income and expense	–	–	–	(102)	(628)	(730)	–	(730)
Share based payments	–	–	–	–	8	8	–	8
Ordinary share dividends	–	–	–	–	(281)	(281)	–	(281)
Preference share dividends	–	–	–	–	(21)	(21)	–	(21)
At 31 December 2004	143	412	–	5,323	(3,223)	2,655	10	2,665
Adoption of IAS 32 and IAS 39	(66)	–	78	691	(281)	422	–	422
At 1 January 2005	77	412	78	6,014	(3,504)	3,077	10	3,087
Reclassification[1]	–	–	–	(636)	636	–	–	–
Total recognised income and expense	–	–	–	(658)	295	(363)	2	(361)
Share based payments	–	–	–	–	16	16	–	16
Shares issued	3	370	–	–	–	373	–	373
Other	–	–	–	–	–	–	4	4
Ordinary share dividends	–	–	–	–	(315)	(315)	–	(315)
At 31 December 2005	**80**	**782**	**78**	**4,720**	**(2,872)**	**2,788**	**16**	**2,804**

[1] At 31 December 2004, the fair value reserve of £636m represented the unrealised gain on the Group's holdings in the shares of Vodafone Group Plc that arose on uplifting the shares from historical cost to market value at that date. On adoption of IAS 32, and in accordance with IFRS 1, the Group's holding in these shares was designated as a financial asset at fair value through profit or loss. As a result from 1 January 2005, movements in the market value of these shares will be recorded through the income statement. Accordingly, this has been reclassified into retained earnings.

9 Cash flows in relation to acquisitions and disposals

	United	Other	**Total**	Avionics	Precision	**Total**	Saab	**Total**

	Defense	acqui-sitions	**acqui-sitions**		Aero-structures	**disposals**		
	£m	£m	**£m**	£m	£m	**£m**	£m	**£m**
Cash (consideration)/proceeds	(2,204)	(58)	**(2,262)**	451	9	**460**	125	**(1,677)**
Cash and cash equivalents net of overdrafts acquired/disposed	130	(2)	**128**	1	–	**1**	–	**129**
Acquisitions and disposals	(2,074)	(60)	**(2,134)**	452	9	**461**	125	**(1,548)**
Debt acquired on acquisition of subsidiary	(283)	(5)	**(288)**	–	–	**–**	–	**(288)**
	(2,357)	(65)	**(2,422)**	452	9	**461**	125	**(1,836)**

10 Aircraft financing contingent liabilities

	31 December 2005	1 January 2005	31 December 2004
	£m	£m	£m
Potential future cash flow payments in respect of aircraft financing obligations	**460**	628	755
Anticipated aircraft values	**(391)**	(604)	(727)
Adjustments to net present values	**(4)**	(4)	(5)
Net exposure provided	**65**	20	23

As stated in note 1, the Group has adopted IAS 39 from 1 January 2005. As a result the Group has restated the amounts shown above to the appropriate exchange rate as at 1 January 2005. In accordance with IFRS 1, the Group is not required to restate comparative information which is presented under UK GAAP.

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 31 December 2005 the Group's exposure to make future payments in respect of these arrangements was £460m (31 December 2004 £755m). Certain of these arrangements are covered by a Financial Risk Insurance Programme (FRIP) under which the Group would place reliance on insurance cover for the anticipated aircraft values if the guarantees were called.

After taking account of the FRIP and independent appraisal valuations the directors consider that the Group's net exposure to these guarantees is covered by the provisions held, and the residual values of the related aircraft.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis. The Group's share of such exposure is limited to its percentage shareholding in each of these equity accounted investments.

11 Events after the balance sheet date

On 31 January 2006, the Group agreed the disposal of its UK Aerostructures business to Spirit AeroSystems Inc. for £80m in cash.

12 Transition to International Financial Reporting Standards

As stated in note 1, these are the Group's first consolidated financial statements prepared in accordance with IFRS. The Group published its transition document on 28 April 2005 explaining the balance sheet and income statement impact for the Group of the transition to IFRS. In preparing its opening IFRS balance sheet, the Group has adjusted amounts previously reported in financial statements prepared in accordance with UK GAAP.

The most significant changes at the date of transition to IFRS for the Group between reporting on a UK GAAP basis and IFRS are as follows:

- the consolidation of the regional aircraft financing special purpose entities under IFRS;
- the recognition, on the balance sheet, of pension scheme liabilities, after allocation to joint ventures and associates;
- the inclusion of a fair value charge in respect of outstanding employee share options;
- the cessation of goodwill amortisation;
- no longer recognising proposed dividends as a liability at the balance sheet date.

The most significant changes on adoption of IAS 32 and IAS 39 are as follows:

- the recognition, on the balance sheet, of all financial instruments as either financial assets or financial liabilities;
- the separate accounting treatment as a liability of the embedded derivative in the Vodafone Exchangeable Bond;

- the reclassification of the debt component of the convertible preference shares as a liability.

13 Annual General Meeting

This year's Annual General Meeting will be held on 4 May 2006. Details of the resolutions to be proposed at that meeting will be included in the notice of Annual General Meeting that will be sent to shareholders at the end of March 2006.

14 Other information

The financial information for the years ended 31 December 2005 and 31 December 2004 contained in this preliminary announcement was approved by the Board on 22 February 2006. This announcement does not constitute statutory accounts of the Company within the meaning of section 240 of the Companies Act 1985.

Statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2005 will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

The auditors have reported on both these sets of accounts. Their reports were not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.